August 23, 2007

VIA EDGAR AND FACSIMILE

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-3561

Re:    Form S-3 Registration No. 333-144155
       Application for Withdrawal Pursuant to Rule 477


Ladies and Gentlemen:

     Pursuant to Rule 477 of the Securities Act of 1933, as amended, Integrated BioPharma, Inc. (the "Company") respectfully requests and hereby applies for an order from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") granting the immediate withdrawal of the Company's registration statement on Form S-3 and all exhibits thereto (File No. 333-144155), filed with the Commission on June 28, 2007 and declared effective by the Commission on July 11, 2007 (the "Registration Statement").

Withdrawal of the Registration Statement is requested because the selling stockholders listed therein do not at this time plan to sell securities of the Company as contemplated by the Registration Statement. No securities were sold pursuant to the prospectus included in the Registration Statement.

If you have any questions regarding this matter, please contact our counsel, Andrew H. Abramowitz, Esq. of Greenberg Traurig, LLP, at
(212) 801-6752.

                                      Very truly yours,

                                      NTEGRATED BIOPHARMA, INC.


                                      By: /s/ Dina L. Masi
                                      Dina L. Masi
                                      Title:  Chief Financial Officer

cc: Andrew H. Abramowitz